FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 2, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated April 2, 2004 announcing that its Phase IIb Trial for BLP25 Liposomal Vaccine in non-small cell lung cancer shows evidence of a 4.4 month overall improvement in survival.	3

Signatures	7

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA AND MERCK KGaA ANNOUNCE PHASE IIb BLP25 LIPOSOMAL VACCINE TRIAL
IN NON-SMALL CELL LUNG CANCER SHOWS EVIDENCE OF A 4.4 MONTH OVERALL
IMPROVEMENT IN SURVIVAL

EDMONTON, ALBERTA, CANADA and Darmstadt, Germany — April 02, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany, said today preliminary results from a randomized, open-label Phase IIb trial of BLP25 liposomal vaccine (L-BLP25) in patients with Stage IIIb and IV non-small cell lung cancer (NSCLC) indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. Although not statistically significant, the overall median survival is 17.4 months for patients on the vaccine arm versus 13 months for the patients on the control arm.

Importantly, the observed two-year survival for patients with locoregional Stage IIIb disease is 60 per cent for the vaccine arm (median survival not yet reached) versus 36.7 per cent for the control arm (median survival of 13.3 months). In the overall patient population the two-year survival is 43.2 per cent for the vaccine arm versus 28.9 per cent for the control arm.

“Our overall survival analysis, is, in our opinion, clinically compelling,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “We are very encouraged by these results and are developing plans for further clinical testing of L-BLP25 in lung cancer and possibly other indications. Although not finalized, our plans will likely include a multinational Phase III registration trial.”

The controlled, open-label Phase IIb trial enrolled 171 men and women with NSCLC whose disease was stable or who had responded to treatment following completion of their first line standard chemotherapy. Patients were randomized to either L-BLP25 plus best standard of care or to best standard of care alone. Best standard of care includes palliative radiotherapy and/or second line chemotherapy according to current standard clinical practice. The study was designed to document the safety profile of the vaccine and to evaluate efficacy by comparing survival in the two arms.

The results appear to indicate a favourable safety profile. Additional analyses and survival follow-up will be conducted to gather information to assist in the future development of the product.

“Lung cancer is a very aggressive disease and the observation of a 4.4 month improvement in median survival for patients treated with
L-BLP25 in this well-controlled trial is a clinically important finding for this serious illness,” said Nancy Wysenski, president of EMD Pharmaceuticals, Inc., the U.S subsidiary of Merck KGaA. “We appreciate the participation of the patients and investigators in this study that has yielded this important finding.”

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Dr. Frances Shepherd, Chairman of the Data Safety Monitoring Board (DSMB) for the Phase IIb trial complimented the Companies saying, “This study was conducted in an exemplary fashion and the high quality data resulting from the trial can now be used in planning the next phase of clinical development.”

In preparation for the potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. This will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, a comparability plan, which may or may not include clinical data, will be discussed with regulatory authorities.

L-BLP25 vaccine
 L-BLP25 is a synthetic MUC1 peptide vaccine. L-BLP25 incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery.
L-BLP25 is designed to induce an immune response to cancer cells.

About Lung Cancer
 Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. In 2004, approximately 174,000 new cases of lung cancer will be diagnosed in the U.S. – 54 per cent of them in men and 46 per cent in women. Approximately 160,000 people will die of this disease in the U.S. alone in 2004. In Canada, the mortality percentages are slightly higher for men – 57 per cent of deaths from lung cancer will occur in men and 43 per cent will be in women. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

L-BLP25 Prostate Study
 In addition to the Phase IIb trial for men and women with Stage IIIb and IV NSCLC, in 2002 Biomira also completed enrolment in a second pilot study with L-BLP25 in patients with prostate cancer. A 16-patient L-BLP25 Phase II pilot study in patients with rising prostate specific antigen (PSA) post radical prostatectomy was conducted to determine whether the vaccine could reduce or stabilize PSA levels. L-BLP25 showed a good safety profile, and the dose and schedule were also well accepted by the patients. Preliminary results in this small patient population did not conclusively show a reduction or stabilization of serum PSA levels. However, there appears to be a prolongation of PSA doubling time (PSADT) in just under 40 per cent of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination.

Theratope® Vaccine
 Biomira and Merck KGaA are also collaborating on the development of Theratope vaccine in the treatment of metastatic breast cancer. The Companies are continuing subset analyses in one pre-stratified subset of more than 300 women who received hormonal treatment following chemotherapy in a Phase III study. In the subset, those women who received Theratope appeared to show a favourable trend toward improvement in survival. A Phase II study of Theratope in metastatic breast cancer is also enrolling

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patients in the U.S. Women in this trial have a less aggressive disease than those in the Phase III trial, and full enrolment is expected in the first half of 2004. The Companies expect to announce their corporate strategy for Theratope by the end of the second quarter of 2004.

The Companies
 Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

With more than 34,200 employees in 53 countries, the Merck Group generated sales of EUR 7.2 billion in 2003. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

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Conference Call Details:

Today at 10:30 a.m. EDT, Biomira Inc. and Merck KGaA will webcast an analyst conference call hosted by Alex McPherson, MD, PhD, President and CEO of Biomira. Investors and the general public are invited to listen to the live conference call on the Web, by accessing the following site: http://viavid.net/dce.aspx?sid=00001AB2 or the archive following the call at www.biomira.com. The archive of the analyst conference call will be available on the Biomira Web site for approximately 30 days following the live call. Analysts may participate in the conference call at 1-800-651-8979 (North America toll-free) or 1-706-634-5011, 0-800-91-742-60(United Kingdom), 0-800-181-5287 (Germany), approximately 10 minutes before the start of the call.

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

Merck KGaA Contacts Juergen Knackmuss Spokesperson 011-49-6151-72-2386	EMD Pharmaceuticals Media Contact David Reeder Director, Corporate Communications 919-401-7200

Except for historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements, particularly those risks and uncertainties surrounding the efficacy of L-BLP25 vaccine to treat men and women with NSCLC, which may include risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. Factors that may cause such a difference include the risk that further analyses of the data from our clinical trials may not support the results observed to date, the risk that additional trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities, the risk that the Company may lack the financial resources and access to capital to fund the required clinical trials, or that it will elect to conduct such additional trials, and other matters required to bring products to market, the uncertainties as to when, if at all, the regulatory authorities will agree to discuss the trial results with the Company and whether they will approve the product and manufacturing facilities, the need to establish and scale-up manufacturing processes, dependence on the efforts of third parties, including suppliers and collaborators, dependence on intellectual property rights and the effectiveness thereof, difficulties or delays in manufacturing products, and regulatory developments involving products and manufacturing facilities. For more detailed information on the risks and uncertainties associated with the Company’s product candidates and other activities see the Company’s periodic reports filed with the applicable securities regulatory authorities in Canada and the United States Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: April 2, 2004	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer